CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date July 3, 2007

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release July 2, 2007: CSM sells its Gluconic Acid Business in the USA

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

dw 7/13

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM SELLS ITS GLUCONIC ACID BUSINESS IN THE USA

Diemen, the Netherlands, July 2, 2007 – CSM announces that it has sold the customer base for its small-scale gluconic acid business (gluconic acid, sodium gluconate, and glucona delta lactone) of its subsidiary PURAC America in the USA to Fuso Chemical. The transaction is effective per June 29, 2007.

Sales in 2006 amounted to approximately USD 5.7 million. The selling price excluding inventories amounts to approx. USD 2.5 million. The transaction does not comprise the transfer of the 19 employees nor the transfer of the factory of PURAC America in Janesville, Wisconsin. The Janesville factory will be closed down in the short term.

Fuso is a company based in Japan, the USA and China and a leading producer of malic acid, citric acid, gluconic acid, and sodium gluconate.

For more information, please contact:
Press: Corporate Communications, tel. +31 (0)20 5906216
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM nv is a global producer and distributor of bakery products and food ingredients. CSM's main product groups are bakery ingredients and products, lactic acid, and lactic acid derivatives. With these activities CSM generates annual sales of EUR 2.4 billion; it has a workforce of around 8,200. CSM operates in Europe, North America, Brazil, and Asia. For more information: www.csm.nl

END